UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE SALE OF 50% OF A SUBSIDIARY

Medellin, Colombia, July 1st, 2015

On June 30, 2015 Bancolombia S.A (“Bancolombia”), Fondo de Empleados of Grupo Bancolombia - FEBANC and Fundacion Bancolombia, (“the sellers”), and Almacenes Éxito S.A (Almacenes Exito) and Almacenes Éxito Inversiones S.A.S (“the buyers”) entered into a purchase and sale agreement whereby the sellers will transfer 50% of the shares of Compañia de Financiamiento Tuya S.A (“Tuya”), a financial institution located in Colombia through which sellers and buyers have developed a commercial alliance for financing business growth and the strengthening of consumer credit.

The purchase price will be determined at the closing and will equal the sum of:

(i)	Fifty percent (50%) of the sum of the following accounts of Tuya according to the most recent financial statements before the closing (a) equity (b) capital stock (c) additional paid in capital

(ii)	One thousand five hundred million Colombian pesos (COP1,500,000,000)

The sale is subject to certain conditions, including, among others, receipt of the required regulatory approvals by the Colombian Superintendence of Finance.

This transaction will not produce a material impact on Grupo Bancolombia’s income and dividends from Tuya, due to subsisting commercial and business conditions in which the commercial alliance with Almacenes Exito has developed. .

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 1, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance